Exhibit f(i)

Effective February 27, 2002

                              AMENDED AND RESTATED
                                     CHARTER
                                       OF

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

            The Prudential Insurance Company of America was created as a stock life insurance corporation by Chapter 521 of the Private Laws of the year 1873 of the State of New Jersey, the charter of which thereby granted was amended by Chapter 40 of the Private Laws of the year 1875 and from time to time further amended by action of directors and stockholders as authorized by the general laws of the State of New Jersey, which corporation became a mutual life insurance corporation by virtue of the provisions of Article Eight of Chapter Thirty-four of Title 17 of the Revised Statutes and did adopt, pursuant to the provisions of Chapter 14 of the Laws of New Jersey of the year 1943, an amended charter, and does hereby adopt, pursuant to the provisions of Subtitle 3 of Title 17B and Chapter 9 of Title 14A of the New Jersey Statutes, in connection with the reorganization of the corporation from a mutual life insurance corporation to a stock life insurance corporation pursuant to Chapter 17C of Title 17 of the New Jersey Statutes, this Amended and Restated Charter setting forth fully and completely all of the terms and conditions of the Charter under which the corporation shall hereafter transact business.

      FIRST: The name of the corporation shall continue to be The Prudential Insurance Company of America (hereinafter the "corporation").

      SECOND: The address of the principal and registered office of the corporation in the State of New Jersey is 751 Broad Street, in the City of Newark, County of Essex, 07102. The registered agent of the corporation at that address is Susan L. Blount.

      THIRD: The business of the corporation shall be that of a stock life insurance corporation, with all of the rights, privileges and powers conferred upon such corporation by the general laws of New Jersey, and such as may from time to time be conferred by law upon such corporations. The kinds of insurance, reinsurance and annuities to be written by the corporation may include "Life insurance" as defined in Section 17B:17-3 of Subtitle 3 of Title 17B of the New Jersey Statutes, "Health insurance" as defined in Section 17B:17-4 of said Subtitle 3, "Annuity" as defined in Section 17B:17-5 of said Subtitle 3, "Legal services insurance" as defined in and authorized by Section 17:46C-1, et. seq. of Title 17 of the New Jersey Statutes, "Reinsurance" as defined in and authorized by Sections 17B:18-62 and 17B:18-63 of said Subtitle 3, "Extended reinsurance" as defined in and authorized by
Section 17B:18-65 of said Subtitle 3, and such other insurance and reinsurance as may be permitted under the laws of the State of New Jersey to be written by an insurer authorized to do the kinds of business described in Sections 17B:17-3, 17B:17-4 and 17B:17-5 of said Subtitle 3. Independently of any insurance or annuity contract, the corporation may provide services of the kinds authorized for a domestic life insurance corporation by Section 17B:18-43 of said Subtitle 3, subject to provisions of said Section, and such as may from time to time be authorized for a domestic life insurance corporation by the laws of New Jersey.

      FOURTH: The corporation shall be a stock insurer.


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      FIFTH: The corporation is authorized to issue 500,000 shares of Common
Stock, each having a par value of five dollars ($5.00), all of which shall be outstanding.

      SIXTH: The duration of the corporation's life shall be unlimited.

      SEVENTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the corporation, and for further definition, limitation and regulation of the powers of the corporation and of its directors and shareholders:

            (a) The business and affairs of the corporation shall be man- aged by or under the direction of the Board of Directors.

            (b) The number of directors of the corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the corporation.

            (c) The election of directors need not be by written ballot unless the By-Laws so provide. At each annual meeting of the shareholders of the corporation, directors shall be elected to hold office for a term expiring at the next annual meeting of shareholders and until their successors shall have been elected and qualified.

            (d) Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors, however resulting, may be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director.

            (e) One or more or all of the directors may be removed for cause or without cause by the affirmative vote of the majority of the votes cast by the holders of shares entitled to vote for the election of directors.

            (f) No director shall be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve a knowing violation of law, or (iii) for any transaction from which the director derived or received an improper personal benefit. Any repeal or modification of this Article SEVENTH by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

            (g) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation, subject, nevertheless, to the provisions of the New Jersey Business Corporation Act (BCA), the New Jersey Life and Health Insurance Code, this Charter, and any By-Laws adopted by the shareholders; provided, however, that no By-Laws hereafter adopted by the shareholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

            EIGHTH: (a) Meetings of shareholders may be held within or without the State of New Jersey, as the By-Laws may provide. The books of the corporation may be kept within or outside the State of New Jersey (subject to the provisions of the BCA and the Life and Health Insurance Code).


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            (b) Subject to the provisions of the BCA, any action required or permitted to be taken at a meeting of shareholders may be effected by a consent in writing adopted by all such holders.

            NINTH: The holders of at least a majority of the shares entitled to cast votes at a meeting shall constitute a quorum at all meetings of the shareholders for the transaction of business.

            TENTH: The Board of Directors of the corporation shall have the power to make, alter, amend and repeal the By-Laws (except so far as the By-Laws adopted by the shareholders shall otherwise provide). Any By-Laws made by the directors under the powers conferred hereby may be altered, amended or repealed by the directors or by the shareholders.


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